David A. Savner

Senior Vice President, General Counsel

and Secretary

July 16, 2009

Via Overnight Delivery and EDGAR

Mr. Daniel Morris

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K filed February 20, 2009

File No. 1-3671

Dear Mr. Morris:

On behalf of General Dynamics Corporation, the Company’s responses to comments addressed in your letter dated June 17, 2009, are provided below.

SEC Comment

1.	You disclose on pages 4 and 11 that you conduct operations in the Middle East and on page 58 that you conduct operations in Africa. Iran and Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments.

General Dynamics’ Response

The disclosure on page 58 of our 2008 Form 10-K presents General Dynamics’ 2008 revenues by geographic region based on the location of our customers. There are no revenues from customers located in Iran, Sudan and Syria (the “Listed Countries”) included in these amounts. The amounts on page 58 of our Form 10-K include activities of the Jet Aviation group of companies only since our acquisition of Jet Aviation in November 2008.

Jet Aviation is an aviation services provider headquartered and domiciled in Zurich, Switzerland with aircraft service centers in more than 20 locations worldwide and a global customer base. Among the services Jet Aviation provides for its business-jet customers are fixed-based operation, or FBO,

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July 16, 2009

services for aircraft owned by third parties (e.g., aircraft handling, line maintenance, refueling, passenger and crew transportation, catering, hotel accommodations, and immigration and customs services), and aircraft management and flight support services (e.g., overflight payments, landing fees and other airport fees). Since January 1, 2009, non-U.S. affiliates of Jet Aviation have provided a limited amount of these services outside the United States that resulted in revenues from a customer from Iran and from entities located in Syria and payments to aviation authorities in Sudan. Given the limited nature of this activity, we do not believe it is material to our investors’ understanding of General Dynamics’ business. However, in response to the Staff’s comment, we provide supplementally below a summary of these activities.

FBO Services. On two occasions in 2009, a non-U.S. affiliate of Jet Aviation provided FBO services outside the United States to business-jet aircraft that are registered in Iran and that we understand are owned by the Iranian government. The aggregate amount of revenues associated with these services was less than $20,000. We do not believe any such revenues were generated in 2008. In addition, non-U.S. affiliates of Jet Aviation have provided FBO services outside the United States to three aviation service providers that are either headquartered in Syria or, while operating worldwide, have offices in Syria. To our knowledge, these third-party service providers are not controlled by the Syrian government.

Aircraft Management and Flight Support Services. As part of its aircraft management services, Jet Aviation routinely makes payments to aviation authorities in countries for overflight payments and fees associated with navigational assistance (e.g., flight planning and weather information). In addition, when landings occur within a country, Jet Aviation makes payments to the relevant aviation authority for fees associated with those landings (e.g., landing fees, handling fees and other airport fees). Since our acquisition of Jet Aviation, certain of its non-U.S. affiliates have made, outside the United States, routine overflight payments of approximately $17,500 and routine landing fee payments of approximately $7,000 to the appropriate Sudanese aviation authorities, though the actual Jet Aviation customers are not located in Sudan. In addition, non-U.S. affiliates of Jet Aviation from time to time engage one of the third-party service providers located in Syria to provide aircraft management support services in situations where Jet Aviation is unable to support its customers (e.g., in locations where Jet Aviation does not operate) or where business reasons justify outsourcing the services. This engagement has resulted in payments from non-U.S. Jet Aviation affiliates to the third-party service provider for certain services (e.g., routine overflight payments and/or landing fees in various countries, potentially including the Listed Countries).

Given the limited nature of these services in the aggregate, we do not believe that disclosure is warranted as to any specific material investment risk to the Company’s shareholders for these activities, including any risks to the Company’s reputation and share value.

SEC Comment

2.	In this respect, we note from your subsidiary Jet Aviation’s website and a January 2009 news article that Jet Aviation provides aviation maintenance and service operations in Saudi Arabia and at Dubai

July 16, 2009

International Airport. We note that Dubai International Airport services some airlines from Syria, Iran and Sudan. Please tell us whether Jet Aviation provides services or products to any Syrian, Iranian or Sudanese aircraft.

General Dynamics’ Response

Jet Aviation does not provide services or products to Iranian, Sudanese or Syrian aircraft at Dubai International Airport. Please also see the response to Comment 1.

SEC Comment

3.	We also note a September 2001 news article stating that Jet Aviation provided technical assistance and minor repairs in Switzerland for a variety of airlines, including Cubana, a Cuban airline. Cuba is also identified by the State Department as state sponsors of terrorism, and is subject to U.S. economic sanctions and export controls. Please tell us whether Jet Aviation still provides any services or products to Cubana.

General Dynamics’ Response

Jet Aviation does not currently provide any services or products to Cubana de Aviación.

SEC Comment

4.	In future filings, please remove the last two sentences of the second introductory paragraph. All known material risks should be disclosed. If risks are not deemed material, you should not reference them.

General Dynamics’ Response

We will remove the last two sentences of the second introductory paragraph under “Risk Factors” in future filings.

Schedule 14A

SEC Comment

5.	We note your identification of two separate peer groups against which you benchmarked director compensation. It is unclear whether these groups are the same groups against which executive compensation was benchmarked. In future filings, please list the companies in the two peer groups for purposes of benchmarking director compensation. If the companies are the same as those that executive compensation was benchmarked against, please make that clear in future filings.

General Dynamics’ Response

In future filings, we will list the companies in any peer groups against which director compensation is benchmarked.

July 16, 2009

SEC Comment

6.	We note that you have disclosed performance targets for continuing operations, free cash flow, return on invested capital and earnings per share. However, on page 20 you state that performance targets related to orders and sales are also used to incentivize performance. Please confirm that you will disclose in future filings all performance targets, including any applicable orders and sales targets, that must be achieved in order for your named executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

General Dynamics’ Response

To provide our shareholders with an understanding of the overall operating philosophy and compensation philosophy employed by the Company, we list company operating plan goals in the overview discussion on page 20. However, the compensation committee does not necessarily focus on each of these goals in determining compensation for a particular individual. For that reason, the discussion of the specific compensation determinations made by the committee regarding the individual named executive officers contained on pages 28 and 29 addresses those operating plan goals considered by the committee that were material to its determinations for those individuals. We can confirm that we will disclose all performance targets as required by Regulation S-K after conducting an assessment of the materiality of each goal in the context of the Company’s compensation program.

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ DAVID A. SAVNER

David A. Savner

Senior Vice President, General Counsel

and Secretary